Exhibit 21.1

Subsidiaries of the Registrant:

Name	State of Incorporation or Organization	Parent

ClearPoint Resources, Inc.	Delaware	ClearPoint Business Resources, Inc.

Allied Contract Services, LLC	Pennsylvania	ClearPoint Resources, Inc.

Quantum Resource Corporation	Delaware	ClearPoint Resources, Inc.

Mercer Ventures, Inc.	Pennsylvania	ClearPoint Resources, Inc.

StaffBridge, Inc.	Massachusetts	ClearPoint Resources, Inc.

ClearPoint Managed Services, LLC	Delaware	ClearPoint Resources, Inc.